Part III: Manner of Operations

> ***Item 9: Conditional Orders and Indications of Interest***
>
> > a. *Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?*
> >
> > ☒ *Yes* ☐ *No*
> >
> > *If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).*
> >
> > Indications of Interest
> >
> > The ATS, on a security-by-security basis, disseminates indications of interests ("**IOIs**") to the IBKR SOR identifying the symbol, size, side and ranking price of (i) the best-priced resting order of each Liquidity Provider and (ii) the best-priced resting order amongst all other subscribers (i.e., among all Brokerage Customers, such IOIs, "**Brokerage Customer IOIs**"). The ATS disseminates two "types" of Brokerage Customer IOIs, one relating to the best-priced resting Conditional Orders and one relating to the best-priced resting firm orders among Brokerage Customers. This is due, in part, to the fact that the SOR may submit non-directed orders to the ATS with instructions to ignore Conditional Orders.
> >
> > The ATS, on a security-by-security basis, may also disseminate to the IBKR SOR information regarding the smallest minimum quantity instruction (which may be zero) among resting Brokerage Customer orders priced at or inside the NBBO, including among resting Conditional Orders priced at or inside the NBBO. This may include information sufficient for the IBKR SOR to determine whether the order associated with such minimum quantity instruction has an effective limit price that equals or betters (x) the effective limit price of competing Liquidity Providers' orders and/or (y) the NBBO.
> >
> > The SOR utilizes the information contained in these IOIs (including information regarding minimum quantity instructions) in determining whether to route orders to the ATS. For instance, if an IOI indicates an eligible order(s) resting in the ATS is priced at or inside the NBBO, the SOR may route contraside interest to the ATS. The SOR ranks, for routing decision purposes, IOIs disseminated by the ATS based on ranking price. Where the ranking price of an IOI "generated" by a Liquidity Provider's order equals the ranking price of an IOI "generated" by an eligible order of a Brokerage Customer, the SOR will rank the IOI "generated" by the Brokerage Customer higher than the IOI "generated" by the Liquidity Provider, except where the IOI was "generated" by an Execution Customer's Conditional Order; in those

instances the SOR will rank the IOI generated by the Liquidity Provider higher. Where the IOIs of multiple Liquidity Providers are on ranking price parity, the SOR will rank those IOIs based on the following factors in the following order: (x) size and (y) time.

Where the SOR routes an order to the ATS in response to an IOI "generated" by a Liquidity Provider's order, the order will only be eligible to interact with orders submitted by the applicable Liquidity Provider. Where, however, the SOR routes an order to the ATS in response to an IOI "generated" by the directed order of a Brokerage Customer (including the directed order of an Execution Customer), the order will be eligible to interact with any order directed to the ATS by a Brokerage Customer, subject to such orders' terms, but will be ineligible to interact with orders of Liquidity Providers (except, for clarity, in their capacities as Brokerage Customers). Notwithstanding the immediately preceding sentence, where the SOR routes an order to the ATS in response to an IOI "generated" by a Conditional Order (the "**Triggering Conditional Order**"), the order will be eligible to interact with any order directed to the ATS by a Brokerage Customer, provided such directed order's limit price is equal to or better (higher for buy orders, lower for sell orders) than the limit price associated with the Triggering Conditional Order.

The IOIs discussed above are disseminated via proprietary binary protocol between the ATS and the SOR. The IOIs are not transmitted to any other person or functionality. The ATS does not otherwise transmit IOIs. The ATS does not receive IOIs.

Conditional Orders

The ATS accepts "**Conditional Orders**." A Conditional Order is an instruction to the ATS that the subscriber wants to interact on a conditional basis. A Conditional Order never executes; instead, when a Conditional Order would have otherwise matched with another order, the Conditional Order is canceled by the ATS and an Invite is sent to the originating subscriber, inviting the subscriber to send a firm order in response (such firm orders, "**Firm-Up Orders**").

Only Execution Customers may submit Conditional Orders, and only when accessing the SOR via FIX connection. Only directed orders may be designated as Conditional Orders. Conditional Orders may include any of the order instructions available to Brokerage Customers' directed orders (see Part III, Item 7); provided, however, Conditional Orders must include a TIF of "day" or "GTT" and may not be designated as IOC orders.

Conditional Order Interaction: As directed orders, Conditional Orders may only interact with non-directed orders routed to the ATS by the SOR. In the event a non-directed order is submitted to the ATS by the SOR, the ATS, as further discussed below, will notify the submitters of those Conditional Orders that are subject to a preliminary "match" (such notification, the "**Invite**") and request that the subscriber(s) "firm-up" by submitting a firm order (such firm orders, "**Firm-Up Orders**"). The ATS will cancel any Conditional Order receiving an Invite. For purposes of determining whether to generate an Invite, only Conditional Orders that would have permitted an execution at the time of the preliminary match (had the

Conditional Order been a firm order) are considered "eligible." A single non-directed order may generate multiple Invites, limited by the size of the non-directed order. For example, if there are three (3) 100-share resting Conditional Orders in the ATS, all on price parity, and a 200-share non-directed order is routed to the ATS, only two (2) of the Conditional Orders would receive Invites (that is, the ATS would only send Invites to the extent necessary to fill the non-directed order). Whether a Conditional Order receives an Invite is determined by the Conditional Order's ranking in the order book. See Part III, Item 11 for a discussion of ATS priority, including how the ATS determines "priority" among Conditional Orders on price parity.

The SOR, when routing a non-directed order to the ATS, may designate the order as ineligible to interact with Conditional Orders. In such instances the non-directed order will not interact with any resting Conditional Order (that is, it will not invite such orders to firm-up) even if the resting Conditional Order is at a better price than competing orders in the ATS.

Conditional Orders submitted after a non-directed order has been received by the ATS, but prior to such non-directed order executing and/or being cancelled back to the SOR for further routing, will not be invited to firm-up by such "resting" non-directed order.

An Invite effectively notes that eligible contraside interest has been submitted to the ATS. Invites also note the size of the eligible contraside interest that generated the Invite, capped at the size of the Execution Customer's Conditional Order. For instance, assume an Execution Customer had submitted a 500-share Conditional Order to the ATS. Where the ATS subsequently received eligible contraside interest in the form of a 100-share non-directed order that would execute against the Conditional Order if the Conditional Order were firm, the Invite to the Execution Customer would indicate that 100-shares of eligible contraside interest had been submitted to the ATS. Where, instead, the ATS received an eligible contraside order for 600-shares, the Invite to the Execution Customer would indicate that 500-shares of eligible contraside interest had been submitted to the ATS . While, as noted below, Execution Customers may submit Firm-Up Orders that are larger (or smaller) than the corresponding Conditional Order, size information included in an Invite is capped at the size of the corresponding Conditional Order in order to, among other things, limit information leakage.

While an Invite effectively notes that eligible contraside interest has been submitted to the ATS, the Invite doesInvites do not otherwise provide any information regarding the non-directed order that triggered the Invite. Invites contain an identifier that must be included in the Firm-Up Order submitted in response to the Invite. Firm-Up Orders that fail to include the identifier will be rejected. The recipient of an Invite has 20 milliseconds (the "**Firm-Up Period**") in which to submit a Firm-Up Order. The ATS rejects any Firm-Up Order received after the Firm-Up Period.

Firm-Up Orders

Firm-Up Orders are firm orders submitted in response to an Invite. As such, only Execution Customers may submit Firm-Up Orders, and only when accessing the SOR via FIX connection. Only directed orders may be designated as Firm-Up Orders.

As noted above, Firm-Up Orders must be received prior to the expiration of the Firm-Up Period and must include the identifier provided on the corresponding Invite or they will be rejected. Firm-Up Orders may include any of the order instructions available to Brokerage Customers' directed orders (see Part III, Item 7); provided, however, Firm-Up Orders have a mandatory TIF of IOC, irrespective of the TIF contained in the order. A Firm-Up Order must contain the same symbol and side as the corresponding Conditional Order, but may otherwise vary from the corresponding Conditional Order (e.g., a Firm-Up Order may be for a different price or size than the corresponding Conditional Order).

The ATS does not prevent subscribers from submitting firm orders that are not Firm-Up Orders following receipt of an Invite, although, in such instances, such firm order is not counted as a "firm up" in response to the Invite (and, absent an independent Firm-Up Order in response to the Invite, the subscriber will be treated as having failed to "firm up").

b. *If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Execution Customers accessing the SOR via FIX connection may submit Conditional and Firm-Up Orders.

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

☐ *Yes*   ☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

☒ *Yes*   ☐ *No*

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Indications of Interest: The ATS, on a security-by-security basis, disseminates IOIs to the IBKR SOR identifying the symbol, size, side and ranking price of (i) the best-priced resting order of each Liquidity Provider, (ii) the best-priced resting firm order amongst all other subscribers (i.e., of all Brokerage Customers) and (iii) the best-priced resting Conditional Order amongst all Brokerage Customers. For

Liquidity Providers, the IOI identifies the best-priced order based on its distance from the NBBO (e.g., NBB + $0.01). Accordingly, for Liquidity Providers, changes to the top-of-book relative to the NBB or NBO (as applicable), will generate a new IOI, as will increases in the size of an order at top of book; *however*, changes in an order's effective limit price due to changes in the NBBO will not, without more, generate a new IOI. For Brokerage Customers (as a group), IOIs identify the group's best-priced resting buy and sell orders (e.g., if the best-priced buy order has an effective limit price of $20.00, and the best-priced sell order has an effective limit price of $20.05, the relevant IOI will identify the best priced buy and sell order among Brokerage Customers as being $20.00 and $20.05, respectively, rather than such orders' respective distances from the NBBO). The IOIs may also include information regarding the smallest minimum quantity instruction (which may be zero) among resting Brokerage Customer orders priced at or inside the NBBO (including among Conditional Orders priced at or inside the NBBO), including information sufficient for the IBKR SOR to determine whether the order associated with such minimum quantity instruction has an effective limit price that equals or betters (x) the effective limit price of competing Liquidity Providers' orders and/or (y) the NBBO.

Accordingly, any changes to the price or size of the top of book for resting Brokerage Customers orders (including resting Conditional Orders), including changes resulting from changes in the NBBO, or to the smallest minimum quantity instruction among resting Brokerage Customer orders priced at or inside the NBBO, including among resting Conditional Orders priced at or inside the NBBO, will generate a new IOI.

The SOR utilizes the information contained in the above IOIs in determining whether to route orders to the ATS. All trading interest submitted to the ATS, other than orders directly submitted by Liquidity Providers via FIX connection, passes through the IBKR SOR.

The ATS begins transmitting the above IOIs to the SOR at 9:30 ET; the ATS does not transmit the IOIs to any other person or functionality. The ATS does not otherwise transmit IOIs. The ATS does not receive IOIs.

Invites: As noted above, Execution Customers may submit Conditional Orders to the ATS. Conditional Orders operate on a conditional basis and require that the submitter "firm-up" its trading interest prior to execution. Where a Conditional Order is the subject of a conditional match, the ATS will notify the subscriber that submitted the Conditional Order (such notification, the "**Invite**") and request that the subscriber "firm-up" by submitting a firm order ("**Firm-Up Orders**") in response. ~~While an~~An Invite effectively notes that eligible contraside interest has been submitted to the ATS~~, the Invite does~~. Invites also note the size of the eligible contraside interest that generated the Invite, capped at the size of the Execution Customer's Conditional Order. For instance, assume an Execution Customer had submitted a 500-share Conditional Order to the ATS. Where the ATS subsequently received eligible contraside interest in the form of a 100-share non-directed order that would execute against the Conditional Order if the Conditional Order were firm, the Invite to the Execution Customer would indicate that 100-shares of eligible contraside interest had been submitted to the ATS. Where, instead, the ATS received an eligible contraside order for 600-shares, the Invite to the Execution Customer would indicate that 500-shares of eligible contraside interest had been submitted to the ATS . While, as noted in Part III Item 9, Execution Customers may submit Firm-Up Orders that are larger (or smaller) than the corresponding Conditional Order, size information included in an Invite is capped at the size of the corresponding Conditional Order in order to, among other things, limit information leakage. Invites do not otherwise provide any information regarding the non-directed order that triggered the Invite.

IBKR Systems (Generally): To the extent an IBKR customer submits an order or other Trading Interest through an IBKR service or functionality, including any order management system, algorithmic trading product or order router operated by IBKR, such service or functionality will have information relating to the order route and any resulting execution or cancellation and persons involved in the operation of these systems will have access to information about orders submitted to or passing through such systems. For instance, those systems through which Conditional Orders and Firm-Up Orders are transmitted prior to reaching the SOR (and through which Invites are transmitted prior to reaching the relevant Execution Customer) will have access to information about such Conditional Orders, Firm-Up Orders and Invites.

c. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.